     As filed with the Securities and Exchange Commission on April 8, 2002


                                           Registration Statement No. 333-81208

================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                Amendment No. 1


                                      to

                                   FORM S-3
                            REGISTRATION STATEMENT

                                     Under

                          THE SECURITIES ACT OF 1933

                               -----------------
                              GLYCOGENESYS, INC.

            (Exact Name of Registrant as Specified in Its Charter)



          Nevada                     2834                   33-0231238
      (State or Other          (Primary Standard              (I.R.S.
       Jurisdiction        Industrial Classification  Employer Identification
    of Incorporation or          Code Number)                  No.)
       Organization)


                               -----------------


                              31 St. James Avenue


                          Boston, Massachusetts 02116

                                (617) 422-0674

  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Office)


                               -----------------


                               Bradley J. Carver


                            Chief Executive Officer


                              GlycoGenesys, Inc.


                              31 St. James Avenue


                          Boston, Massachusetts 02116

                                (617) 422-0674

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)


                               -----------------


                                  Copies to:


                              Cheryl Reicin, Esq.


                            McDermott, Will & Emery


                             50 Rockefeller Plaza


                           New York, New York 10020

                                (212) 547-5400

                               -----------------


   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.


   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               -----------------




   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to Section 8(a), may determine.


================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any state where the offer or sale is not permitted.


                  SUBJECT TO COMPLETION, DATED APRIL 8, 2002



                              [GLYCOGENESYS LOGO]


                            UP TO 13,069,763 SHARES

                                 COMMON STOCK


   This prospectus relates to the resale from time to time by the selling stockholders of up to 13,069,763 shares of our common stock. These shares of common stock being offered by the selling stockholders constitute approximately 35.3% of our currently outstanding shares of common stock.





   Our common stock is listed on the Nasdaq SmallCap Market under the symbol "GLGS." The closing price for our common stock on the Nasdaq SmallCap Market on April 2, 2002 was $1.57 per share.


                               -----------------


 Investing in the common stock involves risks. See "Risk Factors" beginning on page 4.


                               -----------------

   The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               -----------------


                 The date of this prospectus is April 8, 2002

                               TABLE OF CONTENTS


                                                        Page
                                                        ----
                    Prospectus Summary.................   1
                    Risk Factors.......................   4
                    Note on Forward Looking Statements.  12
                    Use of Proceeds....................  12
                    Dividend Policy....................  12
                    Selling Stockholders...............  13
                    Plan of Distribution...............  16
                    Legal Matters......................  17
                    Experts............................  17
                    Where You Can Find More Information  17


   We own or have rights to trademarks that we use in conjunction with the sale of our products. "GlycoGenesys," and "Elexa" are our trademarks. All other trade names and trademarks used in this prospectus are the property of their respective owners.

                              PROSPECTUS SUMMARY

   This is only a summary and may not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the "Risk Factors" section and our financial statements and the notes thereto included elsewhere in this prospectus.


                              GlycoGenesys, Inc.



   Introduction. We are a biotechnology company engaged in developing novel pharmaceutical products based on carbohydrate compounds. We are headquartered in Boston, currently have approximately 11 employees and utilize the services of several independent consultants. Our lead drug candidate, GCS-100 (formerly called GBC-590), a potential treatment for multiple forms of cancer, has completed a Phase IIa clinical trial for colorectal cancer and has completed full enrollment for a Phase IIa clinical trial for panreatic cancer. Phase II clinical trials are designed to help determine both the safety and the efficacy of a potential drug, which may involve several sets of trials (Phase IIa, Phase IIb, etc.) In July 2001, we formed a joint venture with Elan Corporation, plc ("Elan") to advance GCS-100 in the field of oncology. While we are also developing two agricultural products (Elexa and Bb447), we continue to seek strategic alternatives, including sale, of our agricultural products business area. In February 2001, we announced the discontinuance of our consumer and commercial product business areas to focus on the development of our pharmaceutical products.



   Pharmaceutical Products. Our lead drug candidate under development, GCS-100, is intended to reduce primary tumors, the growth of other cancerous tumors, and the spread of cancer cells with potential indications in colorectal, pancreatic, prostate, breast and liver cancer patients. GCS-100 is delivered intravenously.



   GCS-100, a carbohydrate molecule, acts by binding to certain sites found on cancer cells known as Galectin-3 receptors and has been shown to shrink primary tumors and inhibit metastasis in animal models. Galectin-3 is a protein that binds to certain carbohydrates and that has been implicated in metastasis, angiogenesis (the process by which cancer cells form new blood vessels to provide nutrients for growth) and apoptosis (cell death). In Phase I human testing that enrolled patients with terminal cancer unresponsive, or refractory, to all standard treatment, GCS-100 was found to be well tolerated at all administered dose levels. In 2000, we commenced Phase II clinical trials of GCS-100 for pancreatic and colorectal cancers. We received institutional review board approval at the following sites prior to conducting the completed Phase IIa clinical trial for colorectal cancer and/or the ongoing Phase IIa clinical trial for pancreatic cancer:


   . Beth Israel/Deaconess Hospital in Boston, Massachusetts;

   . University of Chicago Pritzker School of Medicine;

   . University of Rochester Cancer Center;

   . Christiana Healthcare in Wilmington, Delaware;

   . Ocala Oncology Center in Ocala, Florida;

   . Hematology and Oncology Associates in Kansas City, Missouri; and

   . Medical Oncology Associates in San Diego, California.

   On March 23, 2001, we announced that GCS-100 demonstrated positive clinical activity in colorectal cancer patients in the completed Phase IIa clinical trial. Specifically, five of 23 patients showed tumor stabilization for periods of two to six months before disease state progression was observed, with one of the five patients showing a period of tumor shrinkage. On July 23, 2001, we announced the completion of patient enrollment for our Phase IIa pancreatic cancer clinical trial. Based on the promising early data from the Phase IIa colorectal trial, and the fact that higher doses of GCS-100 than administered in the Phase IIa colorectal and pancreatic trials have already been tested in animals with no dose limiting toxicity observed, a Phase I dose escalation clinical trial to include colorectal and other types of cancer patients is planned to begin in early 2002. In addition, a Phase II dose escalation clinical trial with GCS-100 in combination with a standard cancer therapy is planned to begin in 2002 and will enroll pancreatic cancer patients. These dose escalation trials may enroll up to 75 cancer patients separated into multiple groups, each receiving a different dose level of GCS-100. Assuming the results of these dose escalation trials support an expanded Phase II/III pivotal clinical trial for pancreatic cancer, we intend to initiate such a trial in 2003. In connection with this trial we intend to seek fast track designation from the U.S. Food and Drug Administration (the "FDA") which would enable us to seek accelerated approval for GCS-100 for the treatment of pancreatic cancer. There can be no assurances at present that intravenous infusions, or other delivery methods, of GCS-100 will prove effective in reducing or eliminating the spread of cancer in humans, be safe at higher doses or that accelerated or other approvals will be granted by the FDA.


   On September 19, 2001, we announced that we entered into a sponsored research agreement program with the Massachusetts Institute of Technology, or MIT. The research conducted by MIT will focus on an expanded analysis of GCS-100 and identification of other compounds with promising biochemical and pharmaceutical activity.


   Agricultural Products. On February 15, 2001, we received notice of unconditional registration from the United States Environmental Protection Agency for Elexa 4% PDB, our leading agricultural product, which is designed to improve a plant's natural ability to resist disease. On June 8, 2001, conditional registration was received from the California Department of Pesticide Registration for use as a fungicide for various diseases on grapes, strawberries and greenhouse and nursery roses. We have received and intend to seek other state regulatory approvals for Elexa 4% PDB. We are focusing these efforts for Elexa on its use to control powdery mildew on grapes and strawberries. Modest resources have been allocated to our agricultural products business while we seek suitable alternatives, including the sale of our agricultural products area.


   Our business was founded in 1992 as IGG International, Inc. to pursue carbohydrate-based pharmaceutical research for cancer therapeutics. In 1995, we merged with Alvarada, Inc., a publicly-traded corporation having no active operations. In 1998 we changed our name to SafeScience, Inc. and more recently in October 2001 we changed our name to GlycoGenesys, Inc. Our principal executive offices are located at 31 St. James Avenue, 8th Floor, Boston, MA 02116 and our telephone number is (617) 422-0674. Our homepage is located on the World Wide Web at http://www.glycogenesys.com and http://www.safescience.com.

                                 The Offering



Common stock offered by selling shareholders(1).. 13,069,763 shares

Common stock to be outstanding after
  the offering(2)(3)............................. 42,877,208 shares

Use of proceeds.................................. All proceeds from the sale of the shares of common stock in this offering will be received by the selling
                                                  stockholders. We will receive $10,057,953 if all of
                                                  the warrants held by the selling stockholders covered
                                                  in this prospectus are exercised in full and the
                                                  exercise price is paid in cash. These funds will be
                                                  used for general corporate purposes. See "Use of
                                                  Proceeds."

Nasdaq SmallCap Market Symbol.................... GLGS

--------

(1) Consists of (i) 7,233,266 shares of common stock, (ii) 5,167,559 shares of common stock issuable upon the exercise of warrants at a weighted average price of $1.95 per share, and (iii) 668,938 shares of common stock issuable upon exercise of warrants at an exercise price of $.01 per share.


(2) Based on the number of shares actually outstanding on April 2, 2002.


(3) Includes all the shares being offered pursuant to this prospectus and excludes, as of April 2, 2002, (A) 1,647,042 shares of common stock issuable on the exercise of outstanding options at a weighted average price of $4.52 per share, (B) 5,508,566 shares of common stock issuable on the exercise of outstanding warrants, excluding warrants for which the underlying shares of common stock are covered by this prospectus, at a weighted average price of $2.76 per share, (C) 958,370 shares of common stock available for future issuance under our 1998 Stock Option Plan and 2000 Stock Incentive Plan, as amended, and (D) 6,923,936 shares of common stock issuable upon conversion of outstanding Series A, Series B and Series C preferred stock.

                                 RISK FACTORS


   You should carefully consider the risks described below before making an investment decision. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.



We have experienced significant losses throughout our history, we expect these losses to continue and we may not achieve profitability in the future.



   We began operations more than eight years ago and began to generate revenue only in the second quarter of 1999. Through December 31, 2000 we only generated $2,723,000 from product sales. On February 23, 2001, we announced the discontinuation of our consumer and commercial product business from which all of our revenues to date have been generated. We do not expect to generate product revenue for several years; if at all. We will not generate funds on an ongoing basis unless we receive current payments with respect to the sale of these areas, or generate revenues through the receipt of payments in connection with any potential licensing, marketing or other partnering arrangement with other pharmaceutical or biotechnology companies, or bringing to market pharmaceutical or agricultural products. We have incurred an estimated $63.9 million of losses since our inception, including $17.3 million in the year ended December 31, 2000 and an estimated $19.7 million for the nine months ended September 30, 2001. Extensive losses can be expected to continue for the foreseeable future.



Our products are still in development, there are uncertainties associated with research and development activities and we may be unable to bring these products to market.


   Our proposed products require further research, development, laboratory testing, regulatory approval and/or demonstration of commercial scale manufacturing before they can be proven to be commercially viable. The products are in the development stage and are subject to the risks inherent in the development of new products. Potential products that appear to be promising at early stages of development may not reach the market for a number of reasons. Such reasons include the possibilities that potential products are found during testing to be ineffective, or unsafe, that they fail to receive necessary regulatory approvals, are difficult or uneconomical to manufacture on a large scale, fail to achieve market acceptance or are precluded from commercialization by proprietary rights of third parties. We cannot predict with any degree of certainty when, or if, the research, development, testing and/or regulatory approval process for our proposed products will be completed. Our product development efforts may be unsuccessful, required regulatory approvals from U.S. or foreign authorities may not be obtained, and products, if introduced, may not be capable of being produced in commercial quantities at reasonable costs or be successfully marketed. The failure of our research and development activities to result in any commercially viable products or technologies would materially adversely affect our future prospects.




We may not be able to obtain additional funding, which could reduce our ability to fund, expand or continue operations.



   We believe that our existing funds, together with additional capital we may receive from Elan International Services, Ltd. ("EIS"), are sufficient to fund our operating expenses and capital requirements into the second quarter of 2003. We may receive approximately $10 million from EIS for the development of GCS-100 pursuant to our agreement with EIS. However, we will not receive additional capital from EIS unless we agree with EIS on a quarterly basis on the business plan for SafeScience Newco, Ltd. We are pursuing additional funds through sales of our securities and may also seek funds in conjunction with the in-licensing of additional bio-pharmaceutical products where we acquire in-licenses and development funds for our securities. Additional equity financing may result in dilution to our shareholders. The resale of the common stock offered by selling stockholders may negatively affect our ability to obtain financing. If the market price of our common stock declines, some potential investors may either refuse to offer us any financing or will offer financing at unacceptable rates or unfavorable terms. If we are unable to obtain financing necessary to fund our operations, we may have to sell or liquidate GlycoGenesys.

Our failure to protect our intellectual property or our infringement on the property rights of others may impede our ability to operate freely.





   We rely significantly upon proprietary technology and protect our intellectual property through patents, copyrights, trademarks and contractual agreements as appropriate. We own or exclusively license eight issued U.S. patents having expiration dates ranging from 2013 to 2018. Three of these eight issued patents relate directly to GCS-100. We own or exclusively license three foreign patents having expiration dates ranging from 2016 to 2017. Two of these three foreign patents relate directly to GCS-100. We own or exclusively license eight pending U.S. patent applications, of which six directly relate to GCS-100 and 28 pending foreign patent applications, of which 15 relate to GCS-100. We continually evaluate our technology to determine whether to make further patent filings.



   To the extent certain aspects of our technology may be unpatentable or we determine to maintain such technology as trade secrets, we protect such unpatented technology by contractual agreements. Our unpatented technology or similar technology could be independently developed by others. In addition, the contractual agreements by which we protect our unpatented technology and trade secrets may be breached. If our technology is independently developed or our contractual agreements are breached, our technology will be less valuable and our business will be harmed.



   There is always a risk that issued patents may be subsequently invalidated, either in whole or in part, and this could diminish or extinguish our patent protection for key elements of our technology. We are not involved in any such litigation or proceedings, nor are we aware of any basis for such litigation or proceedings. We cannot be certain as to the scope of patent protection, if any, which may be granted on our patent applications.



   Our potential products or business activities could be determined to infringe intellectual rights of third parties despite our issued patents. Any claims against us or any purchaser or user of our potential products, including GCS-100, asserting that such product or process infringes intellectual property rights of third parties, if determined adversely to us could have a material effect on our business, financial condition or future operations. Any asserted claims of infringement, with or without merit, could be time consuming, result in costly litigation, divert the efforts of our technical and management personnel, or require us to enter into royalty or licensing agreements, any of which could materially adversely affect our operating results. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event a claim is successful against us and we cannot obtain a license to the relevant technology on acceptable terms, license a substitute technology or redesign our products to avoid infringement, our business, financial condition and operating results would be materially adversely affected.



We depend on technology licensed to us by third parties and if we are unable to continue licensing this technology our future prospects may be materially adversely affected.



   We license our technology, including GCS-100, from third parties. We anticipate that we will continue to license technology from third parties in the future. To maintain our license with Wayne State University and the Karmanos Cancer Institute we must, among other things, pay Wayne State University and the Karmanos Cancer Institute approximately $76,000 monthly through July 2002 plus an additional $339,000 on May 14, 2002, pay 2% royalties on product sales and up to $3 million in milestone payments and receive FDA or equivalent agency approval to sell GCS-100 by January 1, 2006. To maintain our license with Dr. Platt we must pay an annual license fee equal to the greater of $50,000 or 2% of product sales starting this year. To maintain our joint venture's license with Elan for its oral drug delivery technology we do not have material obligations other than royalty payments, if any, which shall be determined by SafeScience Newco prior to commercialization of GCS-100.


   The technology we license from third parties would be difficult to replace. The loss of any of these technology licenses would result in delays in the availability of our products until equivalent technology, if available, is identified, licensed and integrated and could materially adversely affect our future prospects. The use of replacement technology from other third parties would require us to enter into license agreements with these third parties, which could result in higher royalty payments and a loss of product differentiation.

We expect to remain dependent on third parties for research and development activities necessary to commercialize our products.





   We do not maintain our own laboratories and employ five scientific personnel. We contract out research and development operations, utilizing third party contract manufacturers such as Formatech, Inc. and Sigma-Aldrich, to supply clinical grade material and third party contract research organizations, such as ITR Laboratories Canada, Inc. and Beardsworth Consulting Group, Inc. to perform pre-clinical and/or clinical studies in accordance with our designed protocols, as well as sponsoring research at several medical and academic centers, such as MIT and Wayne State University. In addition, we employ several consultants to oversee various aspects of our protocol design, clinical trial oversight and other research and development functions.



   Because we rely on third parties for much of our research and development work, we have less direct control over our research and development. We face risks that these third parties may not be appropriately responsive to our timeframes and development needs.





Our future prospects are heavily dependent on the results of GCS-100.



   While we have more than one product in development, we do not have a wide array of products which we are developing. Most of our attention and resources are directed to the development of GCS-100. If GCS-100 is ultimately ineffective in treating cancer, does not receive the necessary regulatory approvals or does not obtain commercial acceptance, GlycoGenesys will be materially adversely affected.



The development of GCS-100 is not in our exclusive control and is jointly determined with Elan and EIS.


   We are developing GCS-100 through collaboration with Elan and EIS. SafeScience Newco, Ltd. is a company that we formed and jointly own with EIS to develop GCS-100 in the field of oncology. We own 80.1% and EIS owns 19.9% of SafeScience Newco, Ltd. Despite our majority ownership of SafeScience Newco, Ltd., we do not fully control the development activities regarding GCS-100, because we need consent of EIS for material development decisions regarding GCS-100. As a result, development of GCS-100 will depend on our ability to negotiate development issues with EIS.


   EIS has the right to exchange our Series A convertible exchangeable preferred stock it owns for all of the convertible preferred securities we own of SafeScience Newco, Ltd. at any time until July 10, 2007, which would give EIS a 50% ownership interest in SafeScience Newco, Ltd. If EIS exercises this right, our ownership in SafeScience Newco, Ltd. will be reduced to 50% from its current 80.1%, which would reduce our economic interest in GCS-100.



If our agriculture products are not accepted by the agricultural community our business will suffer.



   Our focus is primarily pharmaceuticals and to a lesser extent agricultural products. Although we currently do not market any products, commercial sales of our proposed agricultural products will substantially depend upon the products' efficacy and on their acceptance by the agricultural community. For example, Elexa works by a different mode of action than current fungicides because it increases a plant's natural resistance to disease instead of killing the fungus directly. Widespread acceptance of Elexa in the agricultural field will require educating the agricultural community as to the benefits and reliability of Elexa. Our proposed products may not be accepted, and, even if accepted, we are unable to estimate the length of time it would take to gain such acceptance.



If the third parties we rely on for manufacturing our products are unable to produce the necessary amounts of our products, do not meet our quality needs or terminate their relationships with us, our business will suffer.


   We do not presently have our own manufacturing operations, nor do we intend to establish any unless and until in the opinion of our management, the size and scope of our business so warrants. While we have established manufacturing relationships with Formatech, Inc. and Sigma-Aldrich to provide us with GCS-100 and AgFormulators to provide us with Elexa that we believe will provide the capability to meet our anticipated requirements for the foreseeable future, we have not entered into any long-term arrangements for manufacturing and such arrangements may not be obtained on desirable terms. Therefore, for the foreseeable future, we will be dependent upon third parties to manufacture our products.


   Our reliance on independent manufacturers involves a number of risks, including the absence of adequate capacity, the unavailability of, or interruptions in, access to necessary manufacturing processes and reduced control over delivery schedules. If our manufacturers are unable or unwilling to continue manufacturing our products in required volumes, we will have to identify acceptable alternative manufacturers. The use of a new manufacturer may cause significant interruptions in supply if the new manufacturer has difficulty manufacturing products to our specifications. Further, the introduction of a new manufacturer may increase the variation in the quality of our products.




Many of our competitors have substantially greater resources than we do and may be able to develop and commercialize products that make our potential products and technologies obsolete or non-competitive.



   A biotechnology company such as ours must keep pace with rapid technological change and faces intense competition. We compete with biotechnology and pharmaceutical companies for funding, access to new technology, research personnel and in product research and development. Many of these companies have greater financial resources and more experience than we do in developing drugs, obtaining regulatory approvals, manufacturing and marketing. We also face competition from academic and research institutions and government agencies pursuing alternatives to our products and technologies. We expect that our products under development, including GCS-100, will face intense competition from existing or future drugs. In addition, our product candidates may face increasing competition from generic formulations or existing drugs whose active components are no longer covered by patients.



   According to industry surveys there are approximately 402 new drug candidates in development to treat various types of cancer. This research is being conducted by 170 pharmaceutical and biotechnology companies and the National Cancer Institute (NCI). We have conducted two Phase I clinical trials, the first enrolled late stage patients with differing types of cancer and the second enrolled patients with late stage prostate cancer. We also conducted two Phase IIa clinical trials, one in patients with refractory or relapsing pancreatic cancer and the other in refractory or relapsing colorectal cancer. Published surveys indicate that, including GCS-100, approximately twenty-six drugs are in various stages of clinical trial development for pancreatic cancer and fifty-five drugs in various stages of clinical trial development for colorectal cancer. Our current clinical trial plan is to pursue pancreatic cancer as a lead indication and we are planning to conduct a Phase II/III pivotal trial in 2003.



   There are approximately ten drugs currently having completed or in Phase III clinical trial development, ten drugs in Phase II and six drugs in Phase I for pancreatic cancer. Competitors may receive approval before us for competing pancreatic cancer drugs, including without limitation the following drugs which have completed Phase III trials: Imclone and Bristol Meyer's Erbitux; Pharmacia's Camptosar; Snaofi-Synthelabo's tirapazamine; Aphton and Aventis Pasteur's anti-gastrin therapeutic vaccine; Genentech's Herceptin (already approved for breast cancer); MGI Pharma's Irofulven; Supergens' Mitoextra and rubiteacan, Janssen Pharmaceuticals' R115777 and Lorus Therapeutics' Virulizin. In addition, GCS-100, if it receives FDA approval, will face competition from existing cancer drugs approved for pancreatic cancer. These drugs are flourouacil (5-FU) and Eli Lilly's gemcitabine (Gemzar). Combination studies utilizing new drug candidates and Gemzar are ongoing and combination therapies of new drug candidates and Gemzar may present future competition.



   Our competitors may:



  . successfully identify drug candidates or develop products earlier than we do;


  . obtain approvals from the FDA or foreign regulatory bodies more rapidly than we do;


  . develop products that are more effective, have fewer side effects or cost less than our products; or


  .  successfully market products that may compete with our products candidates.

   The success of our competitors in any of these efforts would adversely affect our ability to develop, commercialize and market our product candidates.



Our businesses are subject to significant government regulation and failure to achieve regulatory approval of our products would severely harm our business.


   The FDA regulates the manufacture, distribution and promotion of pharmaceutical products in the United States pursuant to the Federal Food Drug and Cosmetic Act and related regulations. We must receive premarket approval by the FDA for any commercial sale of our pharmaceutical products. Before receiving such approval we must provide proof in human clinical trials of the nontoxicity, safety and efficacy of our pharmaceutical products, which trials can take several years. Premarket approval is a lengthy and expensive process. We may not be able to obtain FDA approval for any commercial sale of our product. By regulation, the FDA has 180 days to review an application for approval to market a pharmaceutical product; however, the FDA frequently exceeds the 180-day time period. In addition, based on its review, the FDA may determine that additional clinical trials are required. Except for any potential licensing or marketing arrangements with other pharmaceutical or biotechnology companies, we will not generate any revenues in connection with our pharmaceutical products unless and until we obtain FDA approval to sell our products in commercial quantities for human application.

   The investigation, manufacture and sale of agricultural products are subject to regulation by the EPA, including the need for approval before marketing, and by comparable foreign and state agencies. Our agricultural products will be able to be commercially marketed for use either in the United States or other countries only by first obtaining the necessary approvals. While we hope to obtain regulatory approvals for our proposed products, we may not obtain these approvals on a timely basis, if at all. We have received approval from the EPA, California and other states for Elexa 4%.


Reimbursement procedures and future healthcare reform measures are uncertain and may adversely impact our ability to successfully sell any pharmaceutical product.


   Our ability to successfully sell any pharmaceutical product will depend in part on the extent to which government health administration authorities, private health insurers and other organizations will reimburse patients for the costs of our future pharmaceutical products and related treatments. In the United States, government and other third-party payers have sought to contain healthcare costs by limiting both coverage and the level of reimbursement for new pharmaceutical products approved for marketing by the FDA. In some cases, these payers may refuse to provide any coverage for uses of approved products to treat medical conditions even though the FDA has granted marketing approval. Healthcare reform may increase these cost containment efforts. We believe that managed care organizations may seek to restrict the use of new products, delay authorization to use new products or limit coverage and the level of reimbursement for new products. Internationally, where national healthcare systems are prevalent, little if any funding may be available for new products, and cost containment and cost reduction efforts can be more pronounced than in the United States.




Certain of our prior securities offerings may not have complied with state securities laws which could result in penalties being imposed upon us.



   Certain prior private placement offerings of our securities may not have complied with technical requirements of applicable state securities laws. In such situations a number of remedies may potentially be available to regulatory authorities and stockholders who purchased securities in such offerings.



Our growth may be limited if we are unable to retain and hire additional qualified personnel as necessary.



   Our success will depend on our ability to retain key employees and our continuing ability to attract and retain highly qualified scientific, technical and managerial personnel. We may hire additional clinical operations personnel in the future. Competition for such personnel is intense and we may not be able to retain existing personnel or attract qualified employees in the future. Our limited drug pipeline and small size make it more difficult to compete for such personnel against larger, more diversified companies. At present, we employ approximately 11 full time employees and one part-time worker. We depend upon the personal efforts and abilities of our officers and directors, including Bradley J. Carver, our President, CEO and a director, John W. Burns, our Senior Vice President and Chief Financial Officer and Brian G.R. Hughes, Chairman of the Board and would be materially adversely affected if their services ceased to be available for any reason and comparable replacement personnel were not employed.



The businesses in which we engage have a risk of product liability, and in the event of a successful suit against us, our business could be severely harmed.



   The testing, marketing and sale of agricultural and pharmaceutical products entails a risk of product liability claims by consumers and others. While we currently maintain product liability insurance which we believe to be adequate and consistent with industry norms for similar stage biotechnology companies, such insurance may not continue to be available at a reasonable cost or may not be sufficient to fully cover any potential claims. In the event of a successful suit against us, the lack or insufficiency of insurance coverage could have a material adverse effect on our business and financial condition.



We are contractually obligated to issue shares in the future, including shares to be issued upon the conversion of outstanding preferred stock and warrants held by EIS, which will cause dilution of your interest in us.



   As of April 2, 2002, there are outstanding options to purchase 1,647,042 shares of common stock, at a weighted average exercise price of $4.52 per share and warrants to purchase 11,345,065 shares of common stock at a weighted average exercise price of $2.23 per share. Of these warrants, the selling stockholders hold warrants covered by this prospectus to purchase 5,836,497 shares of common stock at a weighted average exercise price of $1.73 per share. Moreover, we may in the future issue additional shares to raise capital, acquire other companies or technologies, to pay for services, or for other corporate purposes. Any such issuances will have the effect of further diluting the interest of the purchasers of the current shareholders.



   In July 2001, in connection with a business venture and financing transaction, we sold to EIS 1,116.79 shares of our Series C convertible non-voting preferred stock, 4,944.44 shares of our Series A convertible exchangeable non-voting preferred stock and a warrant to purchase 381,679 shares of our common stock. In December 2001, we sold 862.70647 shares of our Series B convertible non-voting preferred stock to EIS. Each share of our Series A preferred stock and Series C preferred stock is presently convertible after July 10, 2003 into 1,000 shares of our common stock. Each share of our Series B preferred stock is presently convertible after December 31, 2003 into 1,000 shares of our common stock. The Series A preferred stock and the Series B preferred stock each bear a 7% dividend payable in Series A preferred stock and Series B preferred stock, respectively, which compounds annually. In January 2002 we sold to EIS warrants to purchase a total of 597,205 shares of common stock in connection with a private placement. Accordingly, a total of 7,902,820 shares of our common stock could be issued to EIS, assuming the exercise of the warrants and the conversion into common stock of all shares of Series A, Series B and Series C preferred stock currently outstanding, but not including any dividends to be issued on the Series A and Series B preferred stock. This amount of shares represents 21.3% of our currently outstanding common stock. Pursuant to provisions in our agreement with EIS, if the exercise or conversion of any of our securities held by EIS would result in EIS owning more than 9.9% of our common stock at any time EIS may opt to receive non-voting securities instead of common stock. In addition, we may elect to sell to EIS, subject to its agreement, up to an additional 4,791.4111 shares of our Series B convertible non-voting preferred stock in the future at a price per share of $1,700. Upon conversion, a total of an additional 4,791,411 shares of common stock would be issued to EIS assuming the purchase of all the remaining Series B preferred stock, but not including any dividends to be issued on the Series B preferred stock. Thus, we could potentially issue a total of 12,694,231 shares of our common stock to EIS, assuming the exercise of all warrants and conversion of all Series A, Series B and Series C preferred stock outstanding or that may be sold to EIS in the future, but excluding any dividends to be issued on the Series A and Series B preferred stock. This amount of shares represents 34.3% of our currently outstanding common stock.

We must comply with the listing requirements of the Nasdaq SmallCap Market or our common stock may decline and the liquidity of an investment in our securities would decrease.


   Our common stock could be delisted from The Nasdaq Stock Market for the following reasons:

   . if the bid price of our common stock falls below $1.00 per share for thirty (30) consecutive business days;

   . if our market capitalization falls below $35 million and we have less than
     (A) $2,000,000 in net tangible assets (total assets less total liabilities and goodwill) or (B) $2,500,000 in equity; or

   . if the value of our common stock held by our stockholders (other than our directors, executive officers and 10% stockholders) is less than $1,000,000.

   On November 1, 2002, the $2,000,000 net tangible assets test will no longer be a listing requirement and will be replaced by the requirement to have no less than $2,500,000 in equity. There are other quantitative and qualitative criteria of the Nasdaq SmallCap Market which if violated could lead to delisting of our common stock.


   On June 6, 2001, we received a letter from The Nasdaq Stock Market notifying us that the staff had determined that we did not comply with the minimum standards for continued listing. On July 13, 2001, we filed a Current Report on Form 8-K/A containing our unaudited May 31, 2001 balance sheet on a pro forma basis reflecting the closing of the transaction with Elan and EIS. On July 16, 2001, we were notified by Nasdaq that they deemed us to be in compliance with the net tangible assets/market capitalization/net income requirement and all other requirements necessary for continued listing on the Nasdaq SmallCap Market. However, we may not be able to maintain our compliance with Nasdaq continued listing requirements in the future. The closing bid price of our common stock has not been below $1.00 for a thirty day period. However, the closing bid price has been below $1.00 for 21 days ending on April 30, 2001 and as recently as October 2001 for a five day period ending on October 26, 2001. Our market capitalization is above $35 million as of April 2, 2002 but has been below $35 million as recently as December 2001. Our net tangible assets and equity are greater than $2,000,000 and $2,500,000, respectively, as of September 30, 2001, but have been below these levels as recently as June 30, 2001.



   Certain liquidation preferences related to our Series A, Series B and Series C preferred stock would be deemed to be redemption features in accordance with the SEC Announcement, Topic D-98, which requires a company to classify securities with redemption features or liquidation preferences that are similar to redemption features outside of equity on its balance sheet if the redemption or liquidation preference can occur outside the company's control and is payable solely in cash. We are in the process of seeking an agreement with EIS to modify the liquidation preference of our Series A, Series B and Series C preferred stock. If we are unable to amend the terms of our Series A, Series B and Series C preferred stock, the value of such preferred stock will have to be classified outside of equity as of December 31, 2001. This would result in our net tangible assets and equity falling below the requirements for the net tangible assets/equity component of Nasdaq continued listing requirements.



   If Nasdaq delisted our common stock, we would likely seek to list our common stock for quotation on a regional stock exchange. However, if we were unable to obtain listing or quotation on such market or exchange, trading of our common stock would occur in the over-the-counter market on an electronic bulletin board for unlisted securities or in what are commonly known as the "pink sheet." In addition, delisting from Nasdaq and failure to obtain listing or quotation on such market or exchange would subject our common stock to so-called "penny stock" rules. These rules impose additional sales practice and market making requirements on broker-dealers who sell and/or make a market in such securities, such as disclosing offer and bid prices and compensation received from a trade to a purchaser and sending monthly account statements to purchasers. Consequently, broker-dealers may be less willing or able to sell and/or make a market in our common stock. Additionally, an investor would find it more difficult to dispose of, or to obtain accurate quotations for the price of, our common stock. As a result of delisting, it may become more difficult for us to raise funds through the sale of our securities.

Our stock price could decline if a significant number of shares become available for sale, including through the registration statement of which this prospectus forms a part.



   The shares covered by this registration statement, of which this prospectus forms a part, shall be free-trading shares upon sale pursuant to this prospectus. In addition, approximately 12,879,513 shares of common stock presently issued and outstanding are "Restricted Securities" as that term is defined in Rule 144 promulgated under the Act. In general, a person (or persons whose shares are aggregated) who has satisfied a one year holding period may sell, within any three month period, an amount of restricted securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume during the four calendar weeks prior to such sale. Restricted securities can be sold, under certain circumstances, without any quantity limitation, by persons who are not affiliates of GlycoGenesys and who have beneficially owned the shares for a minimum period of two years. The sale of these restricted shares as well as the shares registered under this registration statement shall increase the number of free-trading shares and may have a depressive effect on the price of our securities. Moreover, such sales, if substantial, might also adversely affect our ability to raise additional equity capital.



Because our current management controls a significant percentage of our common stock, they have substantial control over us.



   The holders of the common stock do not have cumulative voting rights. Our directors, one of whom is an executive officer of GlycoGenesys, own approximately 9.6% collectively of the outstanding shares of common stock. These stockholders can substantially influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. One of the conditions of the transactions between us, Elan and EIS requires that we expand our board of directors to six members on the next regularly scheduled stockholder's meeting at which time EIS may appoint one director. If EIS appoints a director, members of the board of directors and their affiliates shall own approximately 18.5% of the outstanding common stock, assuming EIS has not converted or exercised any of our securities held by it, and the same number of shares are outstanding at such time as are currently outstanding. If EIS were to have converted or exercised all of our securities held by it, the members of our board of directors and their affiliates would own approximately 32.9% of the outstanding common stock, assuming the number of shares outstanding at such time equals the number of shares currently outstanding plus the number of shares issued on exercise or conversion of securities held by EIS. This percentage would increase if we were to sell additional shares of our Series B preferred stock to EIS. This concentration of ownership could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could materially adversely affect our stock price.



The price of our common stock has been volatile, which could result in substantial losses by you.



   The market price of our common stock, which is traded on the National Association of Securities Dealers Automated Quotation (NASDAQ--Small Cap) has been, and may continue to be, highly volatile. During the twelve months ending March 31, 2002, our common stock has traded at prices ranging from $0.55 to $2.43 per share. Factors such as announcements of clinical trial results, financings, technological innovations or new products, either by us or by our competitors or third parties, as well as market conditions within the biotech and pharmaceutical industries, may have a significant impact on the market price of our common stock.


   In addition, the stock market has from time to time experienced extreme price and volume fluctuations, particularly in the biotechnology sector, which have often been unrelated to the operating performance of particular companies. Current market conditions are particularly unstable and there is a large degree of uncertainty at this time. In general, biotechnology stocks tend to be volatile even during periods of relative market stability because of the high rates of failure and substantial funding requirements associated with biotechnology companies. Market conditions and conditions of the biotechnology sector could negatively impact the price of our common stock.

                      NOTE ON FORWARD-LOOKING STATEMENTS

   Forward-looking statements are made throughout this prospectus. Typically, the use of the words "believe", "anticipate", "plan", "expect", "seek", "estimate" and similar expressions identify forward-looking statements. Unless a passage describes a historical event, the statement should be considered a forward-looking statement. In keeping with the "Safe Harbor" provision of the Private Securities Litigation Reform Act of 1995, it should be noted that forward-looking statements regarding our future expectations and projections are not guarantees of future performance. They involve risks, uncertainties and assumptions, and many of the factors that will determine our future results are beyond our ability to control or predict. Therefore, actual results may differ significantly from those suggested by forward-looking statements. These risks include those detailed under the heading "Risk Factors" described in the preceding pages and elsewhere in this prospectus.

                                USE OF PROCEEDS


   All of the proceeds from the sale of the shares of common stock in this offering will be received by the selling stockholders. We will receive $10,057,953 if all of the warrants held by the selling stockholders covered in this prospectus are exercised in full and the exercise price is paid in cash. Proceeds from such warrant exercises, if any, will be used for general corporate purposes.


                                DIVIDEND POLICY

   We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to fund the development and growth of our business and do not currently anticipate paying any cash dividends in the foreseeable future. Future dividends, if any, will be determined by our Board of Directors after taking into account various factors, including our financial condition, operating results, and current and anticipated cash needs.

                             SELLING STOCKHOLDERS


   The shares offered by this prospectus are issuable or were issued by us to the selling stockholders in connection with the transactions described below. The following table sets forth, to our knowledge, information regarding beneficial ownership of our common stock by the selling stockholders as of March 31, 2002 (unless otherwise specified below). Unless otherwise noted, all of the shares shown are held by individuals or entities possessing sole voting and investment power with respect to such shares. Shares not outstanding but deemed beneficially owned by virtue of the right of a person to acquire them within 60 days, by the exercise of options or warrants or conversion of preferred stock, are deemed outstanding in determining the number of shares beneficially owned by such person or group.



                                                                                    Shares Beneficially
                                                  Number of Shares                  Owned After Offering
                                                 Beneficially Owned   Number of     --------------------
                                                 Prior to Offering  Shares Offered    Number     Percent
                                                 ------------------ --------------   ---------   -------
Jeffrey Thorp IRA, Bear Sterns Securities Corp.,
  Custodian(1)..................................       308,000          308,000            --       --
Gryphon Master Fund, LP(2)......................     1,195,335        1,195,335            --       --
ZLP Master Fund, Ltd.(3)........................       287,314          287,314            --       --
Cleveland Overseas Ltd.(4)......................       952,710          952,710            --       --
Libertyview Funds L.P.(1).......................       308,000          308,000            --       --
Crestview Capital Fund L.P.(1)..................       308,000          308,000            --       --
Stuart Rudick(5)................................       150,721          150,721            --       --
Alpha Capital Atkiengesellschaft(6).............       689,552          689,552            --       --
Euram Cap Strat. "A" Fund Limited(7)............       735,735          735,735            --       --
Cranshire Capital L.P.(8).......................     2,037,635        2,037,635            --       --
The IBS Turnaround Fund, L.P.(9)................     1,077,298        1,077,298            --       --
Alan F. Kay(10).................................       146,504          146,504            --       --
Edmund L. Kelley(10)............................       146,504          146,504            --       --
George Derbalian(11)............................        99,530           99,530            --       --
Social Capital Partners, Inc....................       357,758(12)      326,502(13)    31,256        *
Joshua L. Mailman Charitable Trust(14)..........        84,927           84,927            --       --
David L. Bradford(15)...........................        41,326           41,326            --       --
Allan R. Cohen(16)..............................        39,258           39,258            --       --
Robert B. Tamkin(17)............................        22,647           22,647            --       --
Bluestein Family Partnership, L.P.(18)..........       164,043          164,043            --       --
Cathy Berry Sutton(19)..........................       186,291          186,291            --       --
James A. Malcolm(20)............................       237,000           77,000       160,000        *
Tetrarch Capital Corporation(20)................        77,000           77,000            --       --
Richard Salter(21)..............................       781,986          254,000       527,986      1.4
Cheryl V. Reicin(22)............................        11,159           11,159            --       --
Theodore J. Host................................        87,899(23)       27,899(24)    60,000        *
Peter A. Birkholz(25)...........................        38,805           38,805            --       --
Paul M. Kaplan(25)..............................        38,805           38,805            --       --
Elan International Services, Ltd.(26)...........     4,276,089(27)    1,194,410(28) 3,081,679      8.3
Wayne State University(29)......................       468,750          406,250        62,500       --
Barbara Ann Karmanos Cancer Institute(29).......       468,750          406,250        62,500       --
Quantico Partners, L.P.(30).....................       550,001          550,001            --       --
StoneStreet, LP(31).............................       263,158          263,158            --       --
Michael R. Jacks(32)............................       168,984          168,984            --       --
Gary V. Shemano(33).............................       182,823          182,823            --       --
William D. Corbett(34)..........................        41,447           41,447            --       --
Brian Mikes(35).................................         2,280            2,280            --       --
SR West Corp.(36)...............................        21,660           21,660            --       --

--------
  * Less than 1%.

 (1) Includes 100,000 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (2) Includes 406,893 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (3) Includes 93,283 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (4) Includes 373,370 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (5) Includes 64,405 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (6) Includes 241,791 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (7) Includes 338,641 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (8) Includes 936,300 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


 (9) Includes 357,717 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(10) Includes 49,156 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(11) Includes 36,892 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(12) Includes 146,585 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(13) Includes 116,544 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(14) Includes 27,574 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(15) Includes 16,063 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(16) Includes 15,338 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(17) Includes 7,941 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(18) Includes 73,243 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(19) Includes 65,323 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(20) Includes 27,000 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(21) Includes 104,000 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(22) Includes 3,913 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(23) Includes 69,783 shares issuable upon exercise of options and warrants exercisable within 60 days of March 31, 2002. Mr. Host is a member of our Board of Directors.


(24) Includes 9,783 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(25) Includes 13,607 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(26) Elan International Services Ltd. is a principal stockholder. We entered into a joint venture transaction with Elan International Services in July 2001 and they own a 19.9% interest in SafeScience Newco Ltd., the joint venture formed from the transaction.


(27) Includes 978,884 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(28) Includes 597,205 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(29) Includes 468,750 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(30) Includes 197,369 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(31) Includes 131,579 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(32) Includes 113,574 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(33) Includes 127,413 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(34) Consists of 41,447 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(35) Consists of 2,280 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.


(36) Consists of 21,660 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 2002.




   Pursuant to a private placement of our securities in December 2001 between us and certain of the selling stockholders, we sold a total of 4,280,362 shares of our common stock and warrants to purchase 2,311,402 shares of our common stock at a weighted average exercise price of $1.77 per share for a total cash consideration of approximately $5,693,300. Under the terms of the subscription agreements, we filed a registration statement, of which this prospectus forms a part, in order to permit, those selling stockholders to resell to the public the shares of common stock and shares issuable upon exercise of the warrants that they received in the private placement.

   Pursuant to a private placement of our securities in January 2002 between us and certain of the selling stockholders and other stockholders, we sold a total of 3,008,608 shares of our common stock and warrants to purchase 3,159,699 shares of our common stock at a weighted average exercise price of $1.61 per share for a total cash consideration of approximately $5,650,700. Under the terms of the subscription agreements, we filed a registration statement of which this prospectus forms a part, in order to permit, the selling stockholders in that offering to resell to the public 2,442,819 shares of common stock and 2,593,910 shares issuable upon exercise of the warrants that they received in the private placement.

   We issued an aggregate of 243,167 shares of common stock and warrants to purchase 385,603 shares to Michael R. Jacks, Gary V. Shemano, William D. Corbett, Brian Mikes and SR West Corp., each employees or affiliates of The Shemano Group, Inc, and Social Capital Partners, Inc. as placement agent fees in connection with our December 2001 and January 2002 private placements. We filed a registration statement, of which this prospectus forms a part in order to permit Social Capital Partners, Inc., Messrs. Jacks, Shemano, Corbett and Mikes and SR West Corp. to resell to the public the shares of common stock and shares issuable upon the exercise of the warrants that they received as placement fees in connection with the private placements.

   On January 26, 2001 we entered into a license agreement with Wayne State University, a Michigan nonprofit corporation and the Barbara Ann Karmanos Cancer Institute, a Michigan nonprofit corporation, pursuant to which we were granted an exclusive world-wide license to patents related to "GCS-100 Material" issued to or applied for by Wayne State University and the Barbara Ann Karmanos Cancer Institute. Under the terms of the license agreement, as amended, we issued warrants to acquire up to 750,000 shares of our common stock to each of Wayne State University and the Barbara Ann Karmanos Cancer Institute for a purchase price of $1.15 per share. The warrants vest in quarterly installments over two years, commencing on March 31, 2001. In addition, we will pay a 2% royalty jointly to Wayne State University and the Barbara Ann Karmanos Cancer Institute on net sales of GCS-100. Pursuant to the license agreement, we filed a registration statement, of which this prospectus forms a part, in order to permit Wayne State University and the Barbara Ann Karmanos Cancer Institute each to sell to the public 406,250 of the shares issuable to them upon exercise of the warrants. We have previously registered the other 343,750 shares issuable to each of Wayne State University and the Barbara Ann Karmanos Cancer Institution upon exercise of the warrants.

   All warrants for which the shares issuable thereunder are registered by this registration statement have a term of five years, except for the warrants issued to Wayne State University and the Barbara Ann Karmanos Cancer Institute which have a term of ten years.

                             PLAN OF DISTRIBUTION

   The selling stockholders and any of their agents, donees, pledgees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

   . ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

   . block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

   . purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

   . an exchange distribution in accordance with the rules of the applicable exchange;

   . privately negotiated transactions;

   . broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

   . a combination of any such methods of sale; and

   . any other method permitted pursuant to applicable law.

   The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

   Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The selling stockholders have advised us that there is no underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders. If the selling shareholders notify us that any agreement, understanding or arrangement has been entered into with any underwriter or broker-dealer regarding the sale of their shares, then we shall file, if required, a supplement to this prospectus under Rule 424(b) under the Securities Act describing such agreement, understanding or arrangement.

   The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. In addition, the selling stockholders, if deemed underwriters, will be subject to prospectus delivery requirements of the Securities Act. Those who act as underwriter, broker, dealer or agent in connection with the sale of shares held by the selling stockholders will be selected by the selling stockholders and may have other business relationships with us or our subsidiaries or affiliates in the ordinary course of business.

   In order to comply with the securities laws of certain states, if applicable, the shares offered pursuant to this prospectus will be sold in such jurisdiction only through registered or licensed brokers or dealers. In addition, in certain states the shares offered pursuant to this prospectus may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration of qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares offered hereby may not simultaneously engage in market-making activities with respect to the shares for a period of two business days prior to the commencement of such distribution. In addition, and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of sales of the shares by the selling stockholder. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M under the Exchange Act may apply to their sales in the market.

   We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

   We are permitted to suspend the use of this prospectus in connection with sales of the shares by selling stockholders during certain periods of time under certain circumstances relating to pending corporate developments and public filings by us with the Commission and similar events.

                                 LEGAL MATTERS


   The validity of the shares of common stock offered hereby will be passed upon for us by McDermott, Will & Emery.


                                    EXPERTS


   The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for periods indicated in their report have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.


                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is quoted on the Nasdaq SmallCap Market, and reports, proxy and information statements and other information concerning GlycoGenesys may be inspected at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006. Our web site is located at http://www.safescience.com and http://www.glycogenesys.com

   The SEC allows us to incorporate by reference the information we file with them into this prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information already incorporated by reference. We are incorporating by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the selling stockholders sell all of the shares that are being offered in this prospectus.

      1. Our Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 0-26476);

      2. Our Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2001, June 30, 2001 and September 30, 2001.

      3. Our Current Reports on Form 8-K dated January 18, 2001, January 31, 2001, January 31, 2001, April 9, 2001, May 23, 2001, June 18, 2001, June 29,
   2001, July 12, 2001, September 21, 2001, December 21, 2001 and January 9, 2002 and our Current Report on Form 8-K/A dated July 13, 2001.


   You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost by writing or telephoning us at the following address: GlycoGenesys, Inc., 31 St. James Avenue, Boston, Massachusetts 02116, Attention: Chief Financial Officer. Our telephone number is 617-422-0674.

   You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of this prospectus or those documents.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution


   The following table sets forth the estimated expenses payable by us in connection with the offering (excluding underwriting discounts and commissions):


                   Nature of Expense                  Amount
                   -----------------                  -------
                   SEC Registration Fee.............. $ 2,213
                   Nasdaq SmallCap Market Listing Fee  35,000
                   Accounting Fees and Expenses......   5,000
                   Legal Fees and Expenses...........  25,000
                   Miscellaneous.....................   7,787
                                                      -------
                      Total.......................... $75,000
                                                      =======


   The amounts set forth above, except for the Securities and Exchange Commission and Nasdaq SmallCap Market fees, are in each case estimated.


Item 15.  Indemnification of Directors and Officers


   Article V of our by-laws provides GlycoGenesys shall indemnify any person who was or is a party or is threatened to be made a party to any threatened or pending action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, his testator, or intestate is or was a director or officer of GlycoGenesys, or is or was serving at the request of GlycoGenesys as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, or as a member of any committee or similar body against all expenses (including attorneys' fees), judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding (including appeals) or the defense or settlement thereof or any claim, issue, or matter therein, to the fullest extent permitted by the laws of Nevada as they may exist from time to time.

   Subsection 1 of Section 78.7502 of Chapter 78 of the Nevada General Corporation Law ("NGCL") provides that a corporation may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (except in an action brought by or on behalf of the corporation) if that person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by that person in connection with such action, suit or proceeding, if that person acted in good faith and in a manner which that person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, alone, does not create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in, or not opposed to, the best interests of the corporation, and that, with respect to any criminal action or proceeding, the person had reasonable cause to believe his action was unlawful.

   Subsection 2 of Section 78.7502 of the NGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit brought by or on behalf of the corporation to procure a judgment in its favor because the person acted in any of the capacities set forth above, against expenses, including amounts paid in settlement and attorneys' fees, actually and reasonably incurred by that person in connection with the defense or settlement of such action or suit, if the person acted in accordance with the standard set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought or other court of competent jurisdiction determines that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

   Subsection 3 of Section 78.7502 of the NGCL further provides that, to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections 1 and 2 thereof, or in the defense of any claim, issue or matter therein, that person shall be indemnified by the corporation against expenses (including attorneys' fees) actually and reasonably incurred by that person in connection therewith.

   Section 78.751 of the NGCL provides that unless indemnification is ordered by a court, the determination to provide indemnification must be made by the stockholders, by a majority vote of a quorum of the board of directors who were not parties to the action, suit or proceeding, or in specified circumstances by independent legal counsel in a written opinion. In addition, the articles of incorporation, bylaws or an agreement made by the corporation may provide for the payment of the expenses of a director or officer of the expenses of defending an action as incurred upon receipt of an undertaking to repay the amount if it is ultimately determined by a court of competent jurisdiction that the person is not entitled to indemnification.

   Section 78.751 of the NGCL further provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors, officers, employees or agents who have ceased to hold such positions, and to their heirs, executors and administrators.

   Finally, Section 78.752 of the NGCL provides that a corporation may purchase and maintain insurance on behalf of a director, officer, employee or agent of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the authority to indemnify him against such liabilities and expenses.


Item 16.  Exhibits and Financial Statement Schedules


   (a) Exhibits

   The following documents are an exhibit hereto:



 5.1*  Opinion of McDermott, Will & Emery as to the validity of the securities being offered.

23.1*  Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).

23.2   Consent of Arthur Andersen LLP.

24.1** Powers of Attorney (included on page II-5).

--------
*  To be filed by amendment.

** Previously filed.



Item 17.  Undertakings


   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To reflect any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b), if, in the aggregate, the changes in volume and price present no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

      (4) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

      (5) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

      (6) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on April 8, 2002.



                                               GLYCOGENSYS, INC.

                                               By:    /S/  BRADLEY J. CARVER
                                                   -----------------------------
                                                         Bradley J. Carver
                                                     Chief Executive Officer,
                                                      President and Treasurer





   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          Signature                       Title                 Date
          ---------                       -----                 ----

   /S/  BRADLEY J. CARVER     Chief Executive Officer,      April 8, 2002
-----------------------------   President, Treasurer and
      Bradley J. Carver         Director (Principal
                                Executive Officer)

     /S/  JOHN W. BURNS       Senior Vice President, Chief  April 8, 2002
-----------------------------   Financial Officer, and
        John W. Burns           Secretary (Principal
                                Financial Officer)

    /S/  PATRICK J. JOYCE     Controller (Principal         April 8, 2002
-----------------------------   Accounting Officer)
      Patrick J. Joyce

              *               Chairman of the Board of      April 8, 2002
-----------------------------   Directors
      Brian G.R. Hughes

              *               Director                      April 8, 2002
-----------------------------
        David W. Dube

              *               Director                      April 8, 2002
-----------------------------
      Theodore J. Host






                                               By:      /s/  JOHN W. BURNS
                                                   -----------------------------
                                                         Attorney-in-Fact

                                 EXHIBIT INDEX

   The following documents are an exhibit hereto:



 5.1*  Opinion of McDermott, Will & Emery as to the validity of the securities being offered.

23.1*  Consent of McDermott, Will & Emery (included in Exhibit 5.1 hereto).

23.2   Consent of Arthur Andersen LLP.

24.1** Powers of Attorney (included on page II-5)

--------
*  To be filed by amendment.

** Previously filed.